

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 27, 2009

Mr. Bruce R. Shaw
Chief Financial Officer
Holly Energy Partners, L.P.
100 Crescent Court, Suite 1600
Dallas, TX 75201

> **Re:** **Holly Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008, as amended**
> **Filed February 17, 2009**
> **Response Letter Submitted June 26, 2009**
> **File No. 1-32225**

Dear Mr. Shaw:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008, as amended May 1, 2009

Role of the Committee, Compensation Consultant and Named Executive Officers in the Compensation Setting Process, page 99

1. We note that your response to prior comment 6 is limited to cash compensation awarded to your NEOs who spent more than half of their time to HEP in 2008. In the expanded discussion you have undertaken to provide, explicitly identify those individuals, and also discuss how their total compensation levels compared to those for the applicable peer group. Discuss also the reasons for any material variance from the peer group numbers.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director